Exhibit 12.1

I, Doron Birger, certify that:

1.	I have reviewed this amendment to annual report on Form 20-F of Elron Electronic Industries Ltd.; and
2.

Based on my knowledge, this amendment to report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date: March 8, 2004
/s/ Doron Birger
Doron Birger President and Chief Executive Officer